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                                                                  Rule 424(b)(3)
                                                              File No. 333-58428

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED JUNE 24, 1998

            This prospectus supplement provides supplemental information to the reoffer prospectus concerning selling shareholders. On page three of the reoffer prospectus, the discussion under the caption "Selling Shareholders" is supplemented and updated to read as follows:

                              SELLING SHAREHOLDERS

            The shares of our common stock to which this Prospectus relates are being registered for reoffers and resales by the selling shareholders, who acquired or may acquire shares of common stock pursuant to the Southside Bancshares, Inc. 1993 Incentive Stock Option Plan, as amended. The selling shareholders may resell all, a portion or none of these shares of common stock from time to time. The following table sets forth with respect to each selling shareholder, based upon information available to us as of May 16, 2003, the name of such selling shareholder, the number of shares beneficially owned, the number of shares offered by this Prospectus and the number and percent of shares of common stock owned after this offering, assuming the sale of all of the shares offered hereby. The ownership amounts set forth in the table also include shares underlying options that have been granted and are exercisable within 60 days.

            We may amend or supplement this Prospectus from time to time in the future to update or change this list of selling shareholders and shares that may be resold.

                                                                              SHARES BENEFICIALLY OWNED
                                                                                 AFTER THE OFFERING (9)
                             NUMBER OF SHARES     MAXIMUM NUMBER OF        -------------------------------
NAME (1)                     BENEFICIALLY OWNED   SHARES OFFERED (8)       NUMBER              PERCENTAGE
--------                     ------------------   ------------------       -------              ----------
Sam Dawson (2)                     142,438                118,455           45,676                   *
Robbie N. Edmonson (3)             113,635                 57,808           55,827                   *
Lee Gibson (4)                      52,279                 67,767            6,205                   *
B.G. Hartley (5)                   218,824                130,031          117,432                1.40%
Julie Shamburger(6)                 12,577                 13,614            6,848                   *
Jeryl Story (7)                    123,469                109,117           36,045                   *

*  Less than 1%

(1) Within the past three years, the selling shareholders have had the following relationships with us and Southside Bank: (A) Mr. Dawson is a member of our board of directors and serves as our president and secretary and is a director, president and chief operating officer of Southside Bank; (B) Mr. Edmonson is a member of our board of directors and serves as our vice chairman and is vice chairman of the board of directors of Southside Bank; (C) Mr. Gibson is our executive vice president and chief financial officer and holds the same positions at Southside Bank and also serves as a director of

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Southside Bank; (D) Mr. Hartley is chairman of our board of directors and is also chairman of the board and chief executive officer of Southside Bank; (E) Ms. Shamburger serves as our vice president and controller and is a senior vice president of Southside Bank; and (F) Mr. Story is our executive vice president and a senior executive vice president and director of Southside Bank.

(2) Mr. Dawson holds sole voting and investment power with respect to 37,426 shares and holds sole voting power, but not investment power, with respect to 6,592 shares owned in our ESOP Plan, in which he is 100% vested. Also included in the total are 96,762 shares subject to incentive stock options that are exercisable within 60 days of May 16, 2003. Mr. Dawson's wife owns 1,658 shares, of which he disclaims all beneficial interest, but these shares are included in the total.

(3) Mr. Edmonson holds sole voting and investment power with respect to 46,863 shares and holds voting power, but not investment power, with respect to 8,964 shares, owned our ESOP Plan, in which he is 100% vested. Also included in the total are 57,808 shares subject to incentive stock options that are exercisable within 60 days of May 16, 2003.

(4) Mr. Gibson holds sole voting power, but not investment power, with respect to 6,040 shares owned in our ESOP plan, in which he is 100% vested. In addition he holds 95 shares as custodian for his daughter and 70 shares as custodian for his son. Mr. Gibson disclaims all beneficial interest in these 165 shares. Also included in the total are 46,074 shares subject to incentive stock options that are exercisable within 60 days of May 16, 2003.

(5) Mr. Hartley has sole voting and investment power with respect to 89,920 shares. He also holds sole voting power, but not investment power, with respect to 12,020 shares owned in our ESOP Plan, in which he is 100% vested. Also included in the total are 15,492 shares owned by Mr. Hartley's wife (2,115 of those shares are owned in our ESOP Plan) all of which Mr. Hartley disclaims beneficial interest. Mr. Hartley has 101,392 shares subject to incentive stock options that are exercisable within 60 days of May 16, 2003.

(6) Ms. Shamburger holds sole voting and investment power with respect to 5,696 shares, and holds sole voting power, but not investment power, with respect to 1,119 shares owned in our ESOP Plan, in which she is 100% vested. In addition, she holds 11 shares for each child as custodian for her two sons and one daughter for a total of 33 shares. Mrs. Shamburger disclaims all beneficial interest in these 33 shares. Also included in the total are 5,729 shares subject to incentive stock options that are exercisable within 60 days of May 16, 2003.

(7) Mr. Story owns 28,966 shares and holds sole voting and investment power for these shares. In addition he holds joint voting and investment power with his wife with respect to 390 shares and sole voting, but not investment power, with respect to 6,689 shares owned in our ESOP plan, in which he is 100% vested. Also included in the total

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are 87,424 shares subject to incentive stock options that are exercisable within
60 days of May 16, 2003.

(8) Maximum number of shares offered consists of shares underlying options that are both currently and not currently exercisable.

(9) Because the selling shareholders may sell all or some portion of the shares of common stock beneficially owned by them (except in cases in which the shareholder does not have sole investment power, as indicated), only an estimate (assuming the selling shareholder sells all of the shares offered hereby) can be given as to the number of shares that will be beneficially owned by the selling shareholders after this offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding their beneficial ownership, some or all of the shares of common stock set forth opposite their names in the table above in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Applicable percentages are based on 8,415,373 shares outstanding on April 30, 2003.